# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SmartKem, Inc., CIK 0001817760
CUSIP: 83193D203
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: MANCHESTER TECHNOLOGY CENTER, MANCHESTER TECHNOLOGY CENTER, MANCHESTER, United Kingdom (X0), M9 8GQ
Date of event which requires filing of this statement: 05/08/2025
Amends the filing with accession number 0001193125-21-071447
Filed by CIK 0001849530
Persons authorized to receive notices and communications: Stephen Anderson, 33 Holborn, London, United Kingdom (X0), EC1N 2HT, 0800 316 2295; Robbie Campbell, 33 Holborn, London, United Kingdom (X0), EC1N 2HT, 020 4509 1957

## Reporting persons
- Octopus Investments Ltd. (CIK 0001849530): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 213,602; sole dispositive power 0; shared dispositive power 213,602; aggregate amount beneficially owned 213,602 (4.8% of the class)
  Comment: (1) With respect to Item 4, the source of funds was working capital of Octopus Titan VCT Plc ("Octopus Titan") and the Octopus Investments Nominees Limited (the "Octopus Nominees").
  
  (2) With respect to Items 8, 10, and 11, the shares of Common Stock of the Issuer that may be deemed beneficially owned by Octopus Investments Limited ("Octopus Investments") are comprised of the following: (i) 211,895 shares of Common Stock of the Issuer held by Octopus Titan, and (ii) 1,707 shares of Common Stock of the Issuer held by the Octopus Nominees. Octopus Investments is the portfolio manager of Octopus Titan and the Octopus Nominees. By virtue of such relationship, Octopus Investments may be deemed to have voting and investment power with respect to the securities held by Octopus Titan and the Octopus Nominees. Octopus Investments disclaims beneficial ownership of the shares of Common Stock of the Issuer held by Octopus Titan and the Octopus Nominees except to the extent of its indirect pecuniary interest therein.
  
  (3) With respect to Item 13, the percent of class was calculated based on 4,431,165 shares of Common Stock of the Issuer outstanding, as disclosed in the Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission (the "SEC") on May 8th, 2025.
- Octopus Titan VCT Plc (CIK 0001849526): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: working capital (WC); sole voting power 0; shared voting power 211,895; sole dispositive power 0; shared dispositive power 211,895; aggregate amount beneficially owned 211,895 (4.8% of the class)
  Comment: (1) With respect to Items 8, 10, and 11, the shares of Common Stock of the Issuer are directly held by Octopus Titan. Octopus Investments is the portfolio manager of Octopus Titan. By virtue of such relationship, Octopus Investments may be deemed to have voting and investment power with respect to the securities held by Octopus Titan. Octopus Investments disclaims beneficial ownership of the shares of Common Stock of the Issuer held by Octopus Titan except to the extent of its indirect pecuniary interest therein.
  
  (2) With respect to Item 13, the percent of class was calculated based on 4,431,165 shares of Common Stock of the Issuer outstanding, as disclosed in the Form 8-K filed by the Issuer with the SEC on May 8th, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: SmartKem, Inc.
Address of issuer's principal executive offices: MANCHESTER TECHNOLOGY CENTER, MANCHESTER TECHNOLOGY CENTER, MANCHESTER, United Kingdom (X0), M9 8GQ
Comment: This Amendment No. 3 ("Amendment No.3") to Schedule 13D amends the initial statement on Schedule 13D filed by the Reporting Persons on March 5, 2021, as amended by Amendment No.1 thereto filed by the Reporting Persons on January 28, 2022 (as so amended, the ("Schedule 13D")) and as amended by Amendment No.2 thereto filed by the Reporting Persons on January 21, 2025, relating to the Common Stock, par value $0.0001 per share ("Common Stock"), of SmartKem, Inc., a Delaware corporation ("the Issuer"). Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Octopus Investments Limited
Residence or business address: 33 Holborn, London, EC1N 2HT
Present principal occupation or employment: Octopus Investments Limited

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds was working capital of Octopus Titan VCT Plc ("Octopus Titan") and the Octopus Investments Nominees Limited (the "Octopus Nominees").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:
The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Item 11 and Item 13 on the cover pages hereto. Since Amendment No. 2 to the Schedule 13D was filed by the Reporting Persons on January 21, 2025, there have been no acquisitions or dispositions by the Reporting Persons of shares of Common Stock of the Issuer. The percentage of Common Stock of the Issuer held by the Reporting Persons decreased as a result of an equity conversion of the Issuer's 835 Series A-1 Preferred Stock into an aggregate of (i) 690,788 shares of common stock, par value $0.0001 per share (the "Common Stock"), of the Company and (ii) Class C warrants to purchase 1,282,412 shares of Common Stock at an exercise price of $0.0001 per share. After giving effect to the Automatic Conversion, the Company had 4,431,165 shares of Common Stock issued and outstanding, as disclosed in the Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission (the "SEC") on May 8th, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: No changes since Amendment No.2 filed on Jan 17th, 2025, whereby the information contained in Item 5(b) of the Schedule 13D was amended, and restated in Items 7, 8, 9 and 10.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Common Stock of the Issuer during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The shares of Common Stock of the Issuer that may be deemed beneficially owned by Octopus Investments are comprised of the following: (i) 211,895 shares of Common Stock of the Issuer held by Octopus Titan, and (ii) 1,707 shares of Common Stock of the Issuer held by the Octopus Nominees. The percent of class collectively owned by Octopus Titan and Octopus Nominees, was calculated based on 4,431,165 shares of Common Stock of the Issuer outstanding, as disclosed in the Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission (the "SEC") on May 8th, 2025. On the Reporting Date (May 8th, 2025), the Reporting Persons ceased to beneficially own in excess of 5% of the Common Stock in the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.9 - Current Report on Form 8-K dated May 8th, 2025, filed by the Issuer with the SEC on May 8th, 2025.

## Signatures
- Octopus Investments Ltd.: /s/ Simon P. King, Partner (05/12/2025)
- Octopus Titan VCT Plc: /s/ Simon P. King, Partner at Octopus Investments Limited (05/12/2025)